Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-142271 and 333‑211905 on Form S-8 and Registration Statement Nos. 333-221419, 333-219927, and 333‑182642 on Form S-3 of our reports dated February 25, 2019, relating to (1) the consolidated financial statements of DCP Midstream, LP and subsidiaries (the “Partnership”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Partnership’s change in method of accounting for revenue from contracts with customers in 2018, due to the adoption of Accounting Standards Codification Topic 606 - Revenue from Contracts with Customers) and (2) the effectiveness of the Partnership’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of DCP Midstream, LP for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP
Denver, Colorado
February 25, 2019